Exhibit 12.1

	Year Ended December 31,
	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges:
Earnings:
Net Income	$21,396	$23,519	$22,519	$15,298	$8,732
Addback:
Income Taxes	10,395	12,594	15,477	9,969	(9,098)
Fixed Charges less Capitalized Interest of $0	8,899	12,374	19,848	21,181	12,196

Earnings:	$40,690	$48,487	$57,844	$46,448	$11,830

Fixed Charges:
Interest Expense	$6,641	$10,209	$17,397	$17,050	$10,717
Amortization of Debt Issuance Costs	962	793	1,096	3,048	580
Estimate of Interest within Rent Expense (a)	1,296	1,372	1,355	1,083	899

Total Fixed Charges	$8,899	$12,374	$19,848	$21,181	$12,196

Ratio of Earnings to Fixed Charges	4.57	3.92	2.91	2.19	0.97

(a) Represents an estimated interest factor of approximately 18% to 19%.